FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or

15d-16 under the securities exchange act of 1934

For the month of February 2005

KERZNER INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Coral Towers, Paradise Island, The Bahamas

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ☐

This Current Report on Form 6-K is incorporated by reference into

(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,

(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,

(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,

(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and

(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

Kerzner International Limited 6K

Kerzner International Limited (“KZL”) holds a 37.5% interest in BLB Investors, LLC (“BLB”), which in turn owns approximately 22% of the outstanding ordinary shares of Wembley Plc. (“Wembley”).  Wembley announced today that it has entered into a purchase agreement with BLB pursuant to which BLB will purchase Wembley’s US operations in exchange for BLB’s existing stake in Wembley plus additional cash that will be provided in the form of debt financing from a consortium of banks.  This proposed transaction is subject to certain conditions, including Wembley shareholder approval, the passage of legislation in Rhode Island and the entry into a revenue-sharing arrangement with an agency of the State of Rhode Island.  Wembley and BLB’s announcements with respect to the proposed transaction are attached to this report.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner’s public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 8, 2005	KERZNER INTERNATIONAL LIMITED

		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99(1)	Press Release on February 7, 2005 – BLB Investors, LLC Announces Plans to Purchase Lincoln Park

99(2)	Press Release on February 8, 2005 – Wembley plc Announces Conditional Sale Agreement with BLB Investors, LLC in Relation to Wembley’s US Gaming Division